                              GCR HOLDINGS LIMITED

                                  SOFIA HOUSE

                                48 CHURCH STREET

                             HAMILTON HM12 BERMUDA

                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO

                                SECTION 14(F) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 30, 1997 to holders of record at the close of business on or about May 29, 1997, of ordinary shares, par value $0.10 per share (the "Shares"), of GCR Holdings Limited, a Cayman Islands company ("GCR" or the "Company"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by EXEL Limited, a Cayman Islands company (the "Parent"), to at least a majority of the seats on the Board of Directors of the Company.

    On May 8, 1997, the Company, the Parent and Exel Acquisition Ltd., a Cayman Islands company (the "Purchaser"), entered into an Agreement and Plan of Amalgamation (the "Amalgamation Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $27.00 per Share, net to the seller in cash, without interest thereon, and (ii) the Purchaser will be amalgamated with and into the Company under a scheme of arrangement under the Companies Law (1995 Revision) of the Cayman Islands (the "Amalgamation"). As a result of the Offer and the Amalgamation, the Company will continue as the surviving company and become a wholly owned subsidiary of the Parent. On May 14, 1997, the Parent's and Purchaser's Offer to Purchase (the "Offer to Purchase") and the Company's Solicitation/ Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") were mailed, along with certain related documents, to holders of record of the Shares.

    The Amalgamation Agreement requires the Company to exercise its best efforts to cause the Parent's designees to be elected or appointed to the Board of Directors of the Company (the "Board") under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. See "RIGHT TO DESIGNATE DIRECTORS: THE PARENT'S DESIGNEES."

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THE MATTERS HEREIN DISCUSSED.

    Pursuant to the Amalgamation Agreement, the Purchaser commenced the Offer on May 14, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 11, 1997, unless the Offer is extended.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent's designees for the Board (the "Parent's Designees") has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

              RIGHT TO DESIGNATE DIRECTORS; THE PARENT'S DESIGNEES

    Pursuant to the Amalgamation Agreement, promptly upon the purchase of and payment for Shares by the Purchaser or Parent pursuant to the terms and subject to the conditions of the Offer, the Parent will be entitled to designate such number of directors as will give the Parent representation on the Board at least equal to a majority of the Board. The Amalgamation Agreement requires that the Company will, upon request by the Parent, promptly increase the size of the Board to the extent permitted by the Company's Memorandum and Articles of Association and/or exercise its best efforts to secure the resignations of current directors to enable the Parent's Designees to be elected or appointed to the Board and to constitute a majority of the Board; PROVIDED, HOWEVER, that until the consummation of the Amalgamation or termination of the Amalgamation Agreement, there shall be two directors on the Board who are designated by the Company, the Parent and the Purchaser (but not employees of the Company or otherwise affiliated with the Parent or the Purchaser (the "Requirements")), and whose successors, if any, are to be reasonably satisfactory to the Parent and the Purchaser and designated by such directors then in office, or, absent such designation, individuals chosen by the Parent who meet the Requirements. The Board currently consists of ten members.

    None of the Parent's Designees, except as set forth below, (a) is currently a director of, or holds any position with, the Company, (b) has a familial relationship with any of the directors or executive officers of the Company or
(c) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Parent that, to the best of the Parent's knowledge, none of the Parent's Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

    The Parent has informed the Company that it will choose the Parent's Designees from the Parent's directors and executive officers listed below. The Parent has informed the Company that each of the Parent's Designees has consented to act as a director, if so designated. The names of the Parent's Designees, their ages as of February 18, 1997, and certain other information about them are set forth below. All of the Parent's Designees are executive officers and/or directors of the Parent and the business address of each such executive officer and director is EXEL Limited, Cumberland House, One Victoria Street, Hamilton HM11, Bermuda. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Parent.

NAME OF THE PARENT'S DESIGNEE                   AGE              PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------

Michael P. Esposito, Jr. .................          57   MICHAEL P. ESPOSITO, JR. has been Chairman of the Board of the
                                                         Parent since April 1995 and a Director of the Parent since
                                                         1986. Mr. Esposito has been a partner of Inter-Atlantic
                                                         Securities Corporation since June 1995. Mr. Esposito served as
                                                         Chief Corporate Compliance, Control and Administration Officer
                                                         of The Chase Manhattan Corporation from 1991 to 1995, having previously served as Executive Vice President and Chief
                                                         Financial Officer from 1987 to 1991. Mr. Esposito serves as a director of Mid Ocean Limited, Risk Capital Holdings, Inc. and
                                                         Forest City Enterprises. Mr. Esposito beneficially owns 16,500
                                                         Shares.

Brian M. O'Hara...........................          48   BRIAN M. O'HARA has served as President and Chief Executive
                                                         Officer of the Parent since 1994 and as Director of the Parent since 1986, having previously served as Vice

NAME OF THE PARENT'S DESIGNEE                   AGE              PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------------      ---      ---------------------------------------------------------------
                                                         Chairman of Parent from 1987 to 1994. He also served as
                                                         Chairman and Chief Executive Officer of X.L. Insurance Company,
                                                         Ltd. since December 1995, having served as Chairman, President and Chief Executive Officer from 1994, as President and Chief
                                                         Executive Officer from 1992, and as President and Chief
                                                         Operating Officer from 1986. Mr. O'Hara also serves as a
                                                         director of Mid Ocean Limited.

Ian R. Heap...............................          71   IAN R. HEAP has served as Director of the Parent since 1987 and was Chairman of the Board of the Parent from 1988 to 1992. He was President and Chief Executive Officer of Parent and X.L.
                                                         Insurance Company, Ltd. from 1987 to 1988. From 1992 to 1993 he served as President and Chief Executive Officer of Mid Ocean
                                                         Reinsurance Company Ltd. Mr. Heap also serves as a director of
                                                         Risk Capital Holdings, Inc.

John Loudon...............................          60   JOHN LOUDON has served as Director of Parent since 1992. Mr.
                                                         Loudon has been Chairman of Caneminster Ltd., a British
                                                         investment company, since 1991 and previously served as
                                                         Chairman of Warrior International Limited from 1988 to 1991.
                                                         Mr. Loudon also serves as a director of Tambrands Inc.,
                                                         Heineken N.V., Derby Trust plc, BNB Resources plc, Ocean Group
                                                         plc, and Alex. Brown and Sons (Holdings) Ltd.

John Weiser...............................          65   JOHN WEISER has served as a Director of the Parent since 1986.
                                                         Mr. Weiser served as Senior Vice President and director of
                                                         Bechtel Enterprises, Inc. from 1980 to 1996 and continues as a director thereof. Mr. Weiser also served as President of
                                                         Bechtel Enterprises, Inc. from 1988 to 1992 and as General
                                                         Counsel of Bechtel Group, Inc. from 1980 to 1988 and from 1992 to 1994.

                       INFORMATION REGARDING THE COMPANY

    The Shares are the only outstanding class of voting securities of the Company. Each Share is entitled to one vote. As of May 13, 1997, there were 24,766,255 Shares issued and outstanding, 26,227 restricted Shares (all of which shall vest upon consummation of the Offer), and 996,925 Shares reserved for issuance upon the exercise of stock options then outstanding.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

THE BOARD IN GENERAL

    The Board of Directors of the Company currently consists of ten members. Each director serves for a term of one year and until his successor is duly elected or appointed and qualified (in each case subject to prior death, resignation, retirement or removal from office). The Company's Amended and Restated Articles of Association (the "Articles") provide for a minimum of three and a maximum of 20 directors and empower the Board to fix the exact number of directors within these limits and to appoint persons to fill, or to eliminate, any vacancies on the Board. Vacancies on the Board are filled by action of a majority of the Board remaining in office, with each such appointed director holding office until the next following annual general meeting of shareholders and his or her successor is elected or appointed and qualified.

    Directors may take action by a majority of their number present at a duly called and held meeting at which a quorum is present. The majority of directors in office at any time will be a quorum for all purposes. A director who expects to be unable to attend any meeting of the Board or any committee thereof for any reason may appoint any person as an alternate director to attend and act in his place. A director also may be represented at any meeting of the Board or any committee by a proxy appointed by him.

    The Company is a Cayman Islands company and its Articles and corporate governance matters are governed by Cayman Islands law.

CURRENT DIRECTORS

    The names of the current directors, their ages as of May 13, 1997, and certain other information about them (based upon information provided by such persons) are set forth below. As indicated above, some (or all) of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the terms, and subject to the conditions, of the Offer.

                                                             YEAR FIRST
                                                             ELECTED AS
                                                                  A         PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR                                    AGE       DIRECTOR                        YEARS
----------------------------------------------      ---      -----------  ----------------------------------------------

Steven H. Newman (1)(2)(4)....................          54      1993      STEVEN H. NEWMAN has been Chairman of the
                                                                          Board of Directors of the Company since 1993.
                                                                          He has been CEO and Chairman of the Board of
                                                                          Directors of Underwriters Re since February
                                                                          1987 and was President from 1987 until 1994.
                                                                          Mr. Newman is a Fellow and past President of
                                                                          the Casualty Actuarial Society, a member of
                                                                          the International Actuarial Association and is
                                                                          a member and past Chairman of the Board of
                                                                          Directors of the Reinsurance Association of
                                                                          America. Mr. Newman is also a director of
                                                                          Capital Re Corporation, of which another
                                                                          director of the Company, Michael Satz, is the
                                                                          Chairman, President and Chief Executive
                                                                          Officer, and is a director of the Chicago
                                                                          Title and Trust Company and World Minerals
                                                                          Corporation.

Loay Al-Naqib (2).............................          45    July 1996   LOAY AL-NAQIB has been a director of the
                                                                          Company since July 1996. He is Deputy Chairman
                                                                          and Chief Executive Officer of Imperial Fire &
                                                                          Marine Re-Insurance Company Ltd. in London.
                                                                          Mr. Al-Naqib had been Deputy Chairman and
                                                                          Chief Executive Officer of Arig Insurance
                                                                          Company, also in London, from 1991 to 1996. He
                                                                          is a director of the International Insurance
                                                                          Foundation in New York.

Lawrence S. Doyle (1).........................          53      1993      LAWRENCE S. DOYLE has been President, Chief
                                                                          Executive Officer and a director of the
                                                                          Company since 1993. He was

                                                             YEAR FIRST
                                                             ELECTED AS
                                                                  A         PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR                                    AGE       DIRECTOR                        YEARS
----------------------------------------------      ---      -----------  ----------------------------------------------
                                                                          President and CEO of the New England
                                                                          Reinsurance Corporation, First State Insurance
                                                                          Company and the New England Insurance Company
                                                                          from 1986 to 1993. Mr. Doyle was also Senior
                                                                          Vice President of ITT Hartford Insurance Group
                                                                          and President of ITT Hartford's International
                                                                          Division from 1983 to 1993.

J. Markham Green (2)(3)(4)....................          53      1993      J. MARKHAM GREEN has been a director of the
                                                                          Company since 1993. He was a general partner
                                                                          of Goldman, Sachs & Co. from 1984 to 1992 and
                                                                          has been a limited partner of that firm since
                                                                          1992. During his tenure as a general partner,
                                                                          Mr. Green was co-head of the Financial
                                                                          Services Industry Group in the Investment
                                                                          Banking Division.

John P. McNulty (1)...........................          44      1993      JOHN P. MCNULTY has been a director of the
                                                                          Company since 1993. He has been a general
                                                                          partner of Goldman, Sachs & Co. from 1989 to
                                                                          1994, a limited partner of that firm during
                                                                          most of 1995 and, since November 25, 1995, a
                                                                          general partner of that firm, a member of its
                                                                          Operating Committee and co-head of Goldman
                                                                          Sachs Asset Management since November 25,
                                                                          1995.

David A. Olsen (3)............................          59      1993      DAVID A. OLSEN has been a director of the
                                                                          Company since 1993. He has been Chairman and
                                                                          Chief Executive Officer of Johnson & Higgins
                                                                          since 1991 and 1990, respectively, and has
                                                                          held various positions with Johnson & Higgins
                                                                          since 1966. Mr. Olsen is a Trustee of The
                                                                          College of Insurance and of the American
                                                                          Institute for Chartered Property Casualty
                                                                          Underwriters and the Insurance Institute of
                                                                          America.

Jerry S. Rosenbloom (2)(3)....................          57      1993      JERRY S. ROSENBLOOM has been a director of the
                                                                          Company since 1993. He has been Frederick H.
                                                                          Ecker Professor of Insurance and Risk
                                                                          Management and Academic Director, Certified
                                                                          Employee Benefit Specialist Program at the
                                                                          Wharton School of the University of
                                                                          Pennsylvania since 1990 and 1974,
                                                                          respectively. Mr.

                                                             YEAR FIRST
                                                             ELECTED AS
                                                                  A         PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR                                    AGE       DIRECTOR                        YEARS
----------------------------------------------      ---      -----------  ----------------------------------------------
                                                                          Rosenbloom is currently a member of the Boards
                                                                          of Directors of Mutual Risk Management, Ltd.
                                                                          and the Harleyville Insurance Companies.

Joseph D. Roxe (1)(2)(4)......................          61      1995*     JOSEPH D. ROXE has been a director of the
                                                                          Company since November 1995 and an alternate
                                                                          director since October 1993. He has been
                                                                          Senior Vice President and Chief Financial
                                                                          Officer of Johnson & Higgins since 1987 and a
                                                                          director of Johnson & Higgins since 1988.

Michael E. Satz (3)...........................          48      1993      MICHAEL E. SATZ has been a director of the
                                                                          Company since 1993. He has been Chairman,
                                                                          President and Chief Executive Officer of
                                                                          Capital Re Corporation since its founding in
                                                                          1988. Mr. Satz founded and was the first
                                                                          president of the Association of Financial
                                                                          Guaranty Insurers.

Donald J. Zuk (2)(3)..........................          60      1993      DONALD J. ZUK has been a director of the
                                                                          Company since 1993. He has been President and
                                                                          Chief Executive Officer of the Southern
                                                                          California Physicians Insurance Exchange since
                                                                          1989.

------------------------

*   Alternate Director from 1993-1995

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Special Committee

INFORMATION CONCERNING THE BOARD

    During fiscal year 1996, the Board held six meetings. Each member of the current Board attended at least 75% of all meetings of the Board, and of the committees thereof on which he served, held during the fiscal year 1996 (or the portion thereof in which he served). The Board established Audit and Compensation Committees in October 1993 and an Executive Committee in November 1995. The Board also established a Special Committee in April 1997. Each such committee reports to the Board. The Board has not established a nominating committee.

    EXECUTIVE COMMITTEE. The Board appoints an Executive Committee to exercise all of the authority of the Board between meetings of the full Board. The Executive Committee does not, however, have authority to (i) declare dividends,
(ii) issue Shares of the Company, (iii) recommend to the shareholders any action which requires shareholder approval, (iv) alter, amend or repeal any resolution of the Board relating to the Executive Committee or (v) take any other action which legally may be taken only by the full Board. In addition, the Executive Committee may review any aspects of GCR's business (including Global Capital Reinsurance Limited's ("Global Capital Re") underwriting guidelines) and report or make recommendations to the Board thereon. The Executive Committee currently consists of four directors

(Messrs. Newman (Chairman), Doyle, McNulty and Roxe). The Executive Committee met once in fiscal year 1996.

    AUDIT COMMITTEE. The Board appoints an Audit Committee to nominate the independent accountants to be the auditors of the Company and, in consultation with the auditors, review the scope of their audit and the accounting policies and procedures of the Company. The Audit Committee currently consists of six directors (Messrs. Zuk (Chairman), Al-Naqib, Green, Newman, Rosenbloom and
Roxe), none of whom is an officer or employee of the Company or Global Capital Re. The Audit Committee met four times in fiscal year 1996.

    COMPENSATION COMMITTEE. The Board appoints a Compensation Committee to review the performance of corporate officers and the Company's compensation policies and procedures and to make recommendations to the Board with respect to such policies and procedures. The Compensation Committee also administers the share option, restricted share and incentive compensation plans of the Company. The Compensation Committee currently consists of five directors (Messrs. Rosenbloom (Chairman), Green, Olsen, Satz and Zuk), none of whom is an officer or employee of the Company or Global Capital Re. The Compensation Committee met three times in fiscal year 1996.

    SPECIAL COMMITTEE. The Board established a Special Committee in April 1997 to review and evaluate strategic alternatives for the Company, including but not limited to the Amalgamation and possible alternative transactions. This Special Committee currently consists of three non-employee directors (Messrs. Newman, Green and Roxe).

OTHER SUPERVISORY ARRANGEMENTS

    The Board of Directors of Global Capital Re appoints an Investment Committee to review the guidelines governing the investment of Global Capital Re's funds and to make recommendations to the Global Capital Re Board with respect to such guidelines. The Investment Committee also reviews the performance of Global Capital Re's investment manager, Goldman Sachs Asset Management International. The Investment Committee presently consists of Messrs. Satz (Chairman), Al-Naqib, Doyle, Lerner, Newman and Roxe. The Investment Committee met four times in fiscal year 1996.

COMPENSATION OF DIRECTORS

    Directors, other than directors who are employees or officers of the Company or Global Capital Re, are entitled to remuneration for their services as determined by the Board from time to time. Such remuneration is currently fixed at $25,000 per annum plus a $1,000 fee for each Board meeting attended (including meetings of committees of the Board). In addition, directors are reimbursed for travel and out-of-pocket expenses incurred to attend meetings of the Board and its committees.

    DIRECTOR OPTION PLAN. Each director, other than the Chairman and any director who is an employee or officer of the Company or Global Capital Re (each, a "Non-Employee Director"), also participates in the Director Option Plan. Under the Director Option Plan, each Non-Employee Director will receive a grant of options on 1,500 Shares on the first business day after each annual shareholders' meeting. Each Non-Employee Director also received an initial grant of options on 3,000 Shares when the plan was initially adopted. The Director Option Plan provides for options (and restricted Shares as described below) to be granted in an aggregate amount up to 100,000 Shares. The terms and conditions applicable to each award under the Director Option Plan are set forth in individual option agreements between the Company and each recipient. Generally, the exercise price per Share for each option is equal to the fair market value of a Share (book value per Share for grants prior to the Company's initial public offering in December 1995 and market value per Share for grants thereafter) on the date of grant as determined by the plan administrator in accordance with the plan.

    The number of Shares issuable on exercise of an option under the plan and the exercise price per Share thereof are subject to adjustment in certain events having a dilutive or antidilutive effect on the Shares. In addition, in the event of any cash dividend in respect of the Shares, the grantee of an option will be granted restricted Shares with respect to an amount (the "Applicable Dividend Amount") equal to 30% of the total dividend that would have been paid in respect of all Shares subject to the option (plus all unvested restricted Shares previously granted in respect of such option) held by the grantee, were such Shares then outstanding (or vested, as the case may be). The number of restricted Shares to be granted will be determined by dividing the Applicable Dividend Amount by the fair market value of a Share as determined by the plan administrator. Restricted Shares vest at the rate of 25% on each of the first four anniversaries of their grant date until fully vested for as long as the director remains in service on the Board and also vest immediately upon a Change of Control (as defined below). Once vested, restricted Shares may be held or transferred by the grantee without restriction (other than certain restrictions relating to the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act")).

    A "Change of Control" is deemed to occur, in general, if (i) any person or group of persons (subject to certain limited exceptions) is or becomes the direct or indirect beneficial owner of 50% or more of the Company's then outstanding voting securities, (ii) during any two year period the directors at the beginning of the period (including replacements approved by two-thirds of such directors) cease to constitute a majority of the Board, (iii) the shareholders of the Company approve a merger, consolidation or reorganization or a court of competent jurisdiction approves a scheme of arrangement of the Company, other than such a transaction or arrangement pursuant to which the shareholders of the Company retain at least 50% of the combined voting power of the voting securities of the Company or the surviving entity, or (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or the sale or disposition of all or substantially all of the Company's assets.

    As of November 21, 1996, options on 27,000 Shares had been granted to nine Non-Employee Directors under the Director Option Plan, and 9,000 of such options have been exercised. The exercise price of these options is $15.24 per Share. Since November 21, 1996, options on an additional 12,000 Shares have been granted to such Non-Employee Directors, at an exercise price of $22.56 per Share.

    To date, 390 restricted Shares have been conditionally granted to eight Non-Employee Directors, in respect of the quarterly dividends declared by the Board in February, May, August and November 1996 and February and May 1997.

    Pursuant to the Amalgamation Agreement, all outstanding stock options and restricted Shares granted under the Director Option Plan (whether or not exercisable) will be canceled immediately prior to the effectiveness of the Amalgamation in exchange for an amount of cash ("Cash Amount") equal to (x) the product of the number of Shares covered by the Director Option Plan multiplied by the price per Share minus (y) the aggregate option exercise prices payable upon the exercise of such options.

    OTHER. Mr. Newman and the Company are party to the Amended and Restated Chairman's Incentive Agreement, which will by operation of law become an obligation of the surviving entity after the Amalgamation. Under this agreement, in 1993 Mr. Newman received options to purchase 70,480 Shares at an exercise price of $11.00 per Share. Pursuant to this agreement, in 1993 Mr. Newman also invested $950,000 in Shares at a purchase price of $20.00 per Share. This investment was financed by a non-recourse loan from the Company, which is secured by the Shares purchased, matures on October 8, 2000 (or, if earlier, 60 days after Mr. Newman ceases to be a director) and bears interest (payable at maturity) at the rate of 7% per annum. As of September 30, 1996, the amount outstanding on the loan was $619,400. Pursuant to the Amalgamation Agreement, immediately prior to the effectiveness of the Amalgamation, the options purchased by Mr. Newman under this agreement will be canceled for a cash payment equal to the appropriate Cash Amount. In addition, the outstanding balance on the loan to Mr. Newman will be forgiven. Directors may also be eligible for discretionary grants of options, rights and restricted awards made pursuant to the 1996 Share Incentive Plan.

    There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE OFFICERS OF THE COMPANY

    The executive officers of the Company presently consist of Lawrence S. Doyle as President and Chief Executive Officer; Robert L. Nason as Senior Vice President--North American Underwriting; Stephen S. Outerbridge as Senior Vice President--International Underwriting; John K. Witherspoon, Jr. as Director of Marine Underwriting; Frederick W. Deichmann as Chief Financial Officer and Secretary; and William G. Fanning, Chief Actuary.

    The following table sets forth certain information with respect to the executive officers of the Company who are not also directors:

    ROBERT L. NASON (age: 45) has been Senior Vice President--North American Underwriting of the Company since 1993. He was Senior Vice President and Director from 1988 to 1993 and Vice President from 1983 to 1988 of Trenwick America Reinsurance Company.

    STEPHEN S. OUTERBRIDGE (age: 45) has been Senior Vice President --International Underwriting of the Company since 1993. He was Chief Underwriting Officer--International from 1992 to 1993, Director-- International Reinsurance Underwriting and Head Underwriter from 1988 to 1992 and Manager-- International Property and Casualty from 1984 to 1988 of Hartford Fire International Reinsurance.

    JOHN K. WITHERSPOON, JR. (age: 59) has been Director of Marine Underwriting of the Company since 1994. He was Vice President of BEP International from 1992 to 1994 and President of Bell Nicholson Henderson (USA) Inc. from 1986 to 1991. He is a past President of the American Marine Insurance Forum and is a Chartered Property Casualty Underwriter.

    FREDERICK W. DEICHMANN (age: 55) has been Chief Financial Officer and Secretary of the Company since 1993. He was Vice President from 1988 to 1993 of General Re Corporation and Vice President of Aetna Life & Casualty from 1985 to 1988. He is a member of the American Institute of Certified Public Accountants and has served on its Insurance Companies Committee.

    WILLIAM G. FANNING (age: 39) has been Chief Actuary of the Company since 1994. He was Commercial Pricing Director and Actuary from 1992 to 1993 and Actuary-Reinsurance Pricing from 1987 to 1991 at Allstate Insurance Company. Mr. Fanning is a Fellow of The Casualty Actuarial Society and a member of the American Academy of Actuaries.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Shares, to file reports of ownership as well as changes in ownership with the U.S. Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers, Inc. ("NASD"). Such persons are required by Commission regulations to furnish the Company with copies of all
Section 16(a) forms they file.

    Based solely upon its review of the copies of such forms received by it, the Company believes that during fiscal year 1996 all filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with, subject to the exceptions set forth below.

    The Company's directors and executive officers and The Goldman Sachs Group, L.P. made late filings of initial ownership reports on Form 3 following the Company's initial public offering in December 1995, although all information required to be filed on such forms was disclosed in the Company's registration statement on Form S-1 filed with the Commission in connection with the offering prior to the time required for filing the Form 3 reports. All such Form 3 reports have been filed (and in most cases were filed within three days of the required date). Joseph D. Roxe, a director, also made late filings of three transaction reports on Form 4.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company and its subsidiary for the years ended September 30, 1994, 1995 and 1996 to the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company, each of whose total annual salary and bonus exceeded $100,000 (collectively with the Chief Executive Officer, the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM COMPENSATION
                                                       ANNUAL COMPENSATION
                                         ------------------------------------------------  ------------------------

                                                                                             INITIAL
                                                                            OTHER ANNUAL     OPTIONS       OTHER       ALL OTHER
                                           FISCAL      SALARY      BONUS    COMPENSATION    ON SHARES   OPTIONS ON   COMPENSATION
                                            YEAR          $        $(1)         $(2)          #(3)       SHARES(3)       $(4)
                                         -----------  ---------  ---------  -------------  -----------  -----------  -------------

Lawrence S. Doyle......................        1996     421,867    457,000      116,167             0      121,000        45,102
  President and Chief Executive Officer        1995     401,775    292,000      167,548             0       12,335        43,089
                                               1994     370,500     93,000      217,808        58,730            0        38,371

Robert L. Nason........................        1996     257,292    206,000      138,410             0       69,000        27,199
  Senior Vice President--North American        1995     228,750    175,000      139,165             0        7,050        24,344
  Underwriting                                 1994     205,833     64,000      132,541        23,495            0        21,291

Stephen S. Outerbridge.................        1996     215,833    172,000      139,881             0       69,000        23,053
  Senior Vice President International          1995     199,375    145,000      140,766             0        7,050        21,403
  Underwriting                                 1994     184,375     43,500      128,153        23,495            0        19,323

Frederick W. Deichmann.................        1996     205,833    165,000      110,459             0       43,000        23,466
  Chief Financial Officer                      1995     182,500    135,000      109,083             0        4,405        20,868
                                               1994     162,500     43,500      137,338        15,740            0        16,648

William G. Fanning.....................        1996     185,625    150,000      114,419             0       43,000        20,018
  Chief Actuary                                1995     160,625    122,000      102,312             0       41,405        17,499
                                               1994     123,295     30,000      120,228        15,740            0        12,654

------------------------

(1) Amounts are awarded pursuant to the Company's Amended and Restated Employee Incentive Compensation Plan (the "Employee Incentive Plan"), based on individual and Company performance, with the latter being based one-half on the annual return on equity ("ROE") of the Company and one-half on the annual ROE compared to the ROE of a peer group of companies. An annual award may not exceed 75% (175% beginning in fiscal year 1997) of the recipient's base salary.

(2) Includes amounts in respect of reimbursement for certain travel expenses, automobile expenses, club dues and relocation expenses and also includes housing expenses of $132,000, $144,000 and $102,874; $110,000, $120,000 and
    $125,000; $120,000, $120,000 and $120,000; $96,000, $96,000 and $96,000; and
    $72,000, $96,000 and $104,000 for Messrs. Doyle, Nason, Outerbridge, Deichmann and Fanning, respectively, for fiscal years 1994, 1995 and 1996, respectively.

(3) For a description of Initial Options and Other Options, see "Management Options" below. Does not include options on 360,000 Shares granted in October 1996 to fourteen employees at an exercise price of $23.25, including options on 108,000, 60,000, 60,000, 52,000 and 52,000 Shares to Messrs.
    Doyle, Nason, Outerbridge, Deichmann and Fanning, respectively.

(4) Includes payments made in connection with life insurance premiums and retirement plan contributions. Includes life insurance premiums of $1,321, $2,911 and $2,911; $708, $1,469 and $1,469; $885, $1,465 and $1,470; $398,
    $2,618 and $2,883; and $324, $1,436 and $1,456 and retirement plan contributions of $37,050, $40,178 and $42,191; $20,583, $22,875 and $25,729;
    $18,438, $19,938 and $21,583; $16,250, $18,250 and $20,583; and $12,330,
    $16,063 and $18,562 for Messrs. Doyle, Nason, Outerbridge, Deichmann and Fanning, respectively, for fiscal years 1994, 1995 and 1996, respectively.

MANAGEMENT OPTIONS

    To date, two types of options have been granted to employees of the Company since its inception in 1993: Initial Options, which were granted to the Named Executives in connection with the commencement of their employment in 1993 (1994 for Mr. Fanning), and Other Options, which were granted to key employees of the Company and Global Capital Re, including the Named Executives, pursuant to the 1996 Share Incentive Plan, the 1995 Employee Option Plan and the Company's Amended and Restated Share Option Plan (the "Initial Employee Option Plan"). The terms of the Initial Employee Option Plan are similar to those of the 1995 Employee Option Plan, except that under the initial plan annual grants were not limited by performance criteria, the exercise price per Share for an outstanding option is reduced automatically by the amount of any cash dividend paid in respect of a Share and plan participants do not receive restricted Shares in respect of such dividends. Options on 35,245 Shares have been granted under the Initial Employee Option Plan, of which none has been exercised to date, and no further options are available for grant under that plan.

    For each option granted under the Company's compensation plans to date, the number of Shares issuable thereunder and the exercise price per Share, as set forth herein, have been adjusted as necessary to reflect a five-for-one split of the Shares in the form of a Share dividend in December 1995, a distribution by the Company of approximately $201 million in cash to its shareholders in August 1995 and the quarterly cash dividends paid by the Company in February, May and August 1996, in each case to the extent such adjustments apply. No adjustment is reflected in respect of the quarterly cash dividends paid in November 1996, February and May 1997.

    OPTION GRANTS IN FISCAL YEAR 1996. The following table contains information concerning the Share options granted to each of the Named Executives during fiscal year 1996. The Company has not authorized the grant of any Share appreciation rights.

                                                                                                              POTENTIAL REALIZABLE
                                                                                                                VALUE AT ASSUMED
                                                                                                             ANNUAL RATES OF SHARE
                                                                                                             PRICE APPRECIATION FOR
                                                               INDIVIDUAL GRANTS                                 OPTION TERM(3)
                                     ---------------------------------------------------------------------  ------------------------
                                      NUMBER OF   PERCENT OF TOTAL    EXERCISE
                                     SECURITIES        OPTIONS         OR BASE      MARKET
                                     UNDERLYING      GRANTED TO         PRICE      PRICE ON
                                       OPTIONS      EMPLOYEES IN         PER        DATE OF    EXPIRATION
NAME                                 GRANTED(1)      FISCAL YEAR      SHARE(2)     GRANT(2)       DATE           5%          10%
-----------------------------------  -----------  -----------------  -----------  -----------  -----------  ------------  ----------
Lawrence S. Doyle..................     121,000           33.60           15.24        15.24     11/16/05     1,161,745    2,932,024
Robert L. Nason....................      69,000           19.20           15.24        15.24     11/16/05       662,483    1,671,980
Stephen S. Outerbridge.............      69,000           19.20           15.24        15.24     11/16/05       662,483    1,671,980
Frederick W. Deichmann.............      43,000           11.90           15.24        15.24     11/16/05       412,852    1,041,959
William G. Fanning.................      43,000           11.90           15.24        15.24     11/16/05       412,852    1,041,959

------------------------

(1) Does not reflect options on 15,000 Shares granted to employees (other than Named Executives) in fiscal year 1996.

(2) All options were granted at fair market value, as determined by the Compensation Committee of the Board, on the date of grant. All options vest and become exercisable at a rate of 25% on each of the first through fourth anniversaries of the grant date for as long as the Named Executive remains employed by the Company.

(3) The 5% and 10% assumed annual rates of compounded Share price appreciation are mandated by rules of the Securities and Exchange Commission (the "Commission") and have been calculated based upon the market price on the date of grant as described in note (2) above. There can be no assurance that the actual Share price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level and such assumed rates are not intended to forecast the future appreciation of Shares. Unless the market price of the Shares appreciates over the option term, no value will be realized from the option grants made to the Named Executives.

    AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996 AND 1996 FISCAL YEAR-END OPTION VALUES. The following table contains information for each Named Executive with regard to the number of Shares underlying unexercised options and the value of such options, in each case at September 30, 1996. No options have been exercised by Named Executives.

                                                         NUMBER OF SHARES
                                                  UNDERLYING UNEXERCISED OPTIONS        VALUE OF UNEXERCISED
                                                                AT                    OPTIONS AT SEPTEMBER 30,
                                                        SEPTEMBER 30, 1996                    1996(1)
                                                     EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
                                                  -------------------------------  ------------------------------
Lawrence S. Doyle...............................            26,576/165,489             $   386,195/$1,824,362
Robert L. Nason.................................             11,161/88,384                    161,827/952,823
Stephen S. Outerbridge..........................             11,161/88,384                    161,827/952,823
Frederick W. Deichmann..........................              7,398/55,748                    107,311/603,541
William G. Fanning..............................              7,397/55,748                    107,311/603,541

------------------------

(1) No effect is given to any exercise price adjustment in respect of the November 1996 cash dividend or any subsequent cash dividend that may be paid. All options were granted at fair market value, as determined by the Compensation Committee of the Board, on the date of grant. Value calculated on the basis of the market value of the underlying Shares as of September 30, 1996 ($24.125).

    EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS. The Company has entered into employment agreements with each of the Named Executives, which are substantially identical. Unless otherwise indicated, the following discussion pertains to Mr. Doyle's agreement and addresses material differences applicable to the other agreements.

    Each employment agreement provides for a term of five years, commencing on October 8, 1993 (January 15, 1994 for Mr. Fanning). During the period of each agreement, the relevant Named Executive is entitled to receive a base salary as set forth in the agreement, subject to review and increase annually by the Board, to participate in all employee benefit plans of the Company and to receive reimbursement for certain relocation and travel expenses, a monthly housing allowance, the use of an automobile and the costs of a club membership. Upon signing his employment agreement, the Named Executive also received Initial Options to purchase Shares having a five-year vesting schedule, with 20% of such options being immediately exercisable and an additional 20% becoming exercisable on each of the second through fifth anniversaries of the grant date for as long as the Named Executive remains employed. No Initial Option will become exercisable after the termination of the Named Executive's employment. No Initial Option that is otherwise exercisable may be exercised more than ninety days after the termination of employment for any reason other than death or disability or more than six months after termination for death or disability, and in no event more than 10 years after the grant date. To date, no Initial Options have been exercised.

    Pursuant to his employment agreement, each Named Executive invested $400,000 ($800,000 for Mr. Doyle and $190,000 for Mr. Fanning) in Shares at a price of $20.00 per Share. One half of each of these investments ($150,000 for Mr. Fanning) was financed by a non-recourse loan (each an "Employee Loan") from the Company, which is secured by a proportionate number of the Shares, matures on October 8, 2000 (January 15, 2001 for Mr. Fanning) or, if earlier, three months after his employment ends and bears interest (payable at maturity) at the rate of 7% per annum. At the Named Executive's option, up to one-half of his bonus award under the Employee Incentive Plan can be applied to forgiveness of his loan, in which event 200% of the amount elected will be so applied, provided that no more than 20% of the original amount of the loan plus accrued interest may be forgiven in any one year.

    The employment of any Named Executive may be terminated by the Company for "Serious Cause" (as defined in the agreements), after which the executive cannot compete with the Company for 18 months (two years for Mr. Doyle), or by the executive for "Good Reason" (as defined), after which only Mr. Doyle may not compete with the Company (for one year). Any Named Executive who voluntarily terminates his employment without Good Reason may not compete with the Company for 18 months (two years for Mr. Doyle).

    Upon termination of employment by the Named Executive for Good Reason or by the Company for other than Serious Cause, or if the Company liquidates or the Board elects to discontinue permanently operating the Company, the Named Executive is entitled to receive his salary for a period of one year after termination and benefits as provided in his agreement. If a Change of Control occurs and the Named Executive remains employed for at least 60 days, the Named Executive is entitled to receive (i) one year's salary (at the rate in effect immediately prior to the Change of Control), (ii) immediate vesting of options, restricted Shares and other awards and (iii) after one year of employment following such transaction, the forgiveness of his Employee Loan. If a Change of Control occurs and the Named Executive's employment is terminated by him for Good Reason or by the Company other than for Serious Cause within one year thereafter, the Named Executive is entitled to receive (in lieu of the benefits described in the first sentence but in addition to those described in the second sentence of this paragraph) (i) his salary for two years (at the rate referred to above), (ii) automobile and housing allowances for one year, (iii) forgiveness of his Employee Loan and (iv) immediate vesting of options, restricted Shares and other awards. For a description of the term "Change of Control," see "COMPENSATION OF DIRECTORS--DIRECTOR OPTION PLAN".

    The commencement of the Offer and/or the Amalgamation will constitute a change in control under certain of the Company's stock option plans and stock option agreements. Upon a change of control, as defined in such stock option plans and agreements, stock options under such plans and agreements will become fully vested, subject to the other terms of the applicable stock option plans and agreements. See Item 3(b)(2) of the Schedule 14D-9.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee during fiscal year 1996 consisted of Messrs. Rosenbloom (Chairman), Green, Olsen, Satz and Zuk, none of whom is or was an officer or employee of the Company or Global Capital Re. Mr. Green is a limited partner of The Goldman Sachs Group, L.P. and Mr. Olsen is an officer of Johnson & Higgins. See "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

    The following table shows a comparison of cumulative total shareholder returns, including reinvestment of dividends, on the Company's Shares to such return for Standard & Poor's ("S&P") 500 Composite Stock Price Index and S&P's Property-Casualty Industry Group Stock Price Index for the period beginning on December 19, 1995 (the first day of public trading for the Shares) and ending on September 30, 1996, assuming $100 was invested on December 19, 1995. Each measurement point in the table represents the cumulative shareholder return as measured by the last reported sale price at the end of each quarter during the relevant period. This table is not deemed to be "soliciting material" or to be "filed" with the Commission or subject to the Commission's proxy rules or the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act or the Exchange Act.

                                                                   12/19/95     12/31/95     03/31/96     06/30/96     09/30/96
                                                                  -----------  -----------  -----------  -----------  -----------
GCR HOLDINGS LIMITED............................................      100.00       109.09       124.19       134.82       126.12
S&P 500 Composite Stock Price Index.............................      100.00       100.00       105.37       110.10       113.50
S&P Property-Casualty Industry Group Stock Price Index..........      100.00       100.00        98.51       104.32       105.78

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors has furnished the following report on its policies with respect to the compensation of executive officers. The report is not deemed to be "soliciting material" or to be "filed" with the Commission or subject to the Commission's proxy rules or the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act or the Exchange Act.

    Decisions on compensation of the Company's executive officers generally are made by the Compensation Committee and reviewed by the full Board. The Board and the Committee believe that the Company's success requires a small but highly motivated professional staff. The compensation policies, therefore, are primarily designed to attract and retain at the Company's Bermuda location, and to motivate, such a staff.

    The Company's executive compensation program combines base salary, annual bonus, Share option and Share ownership programs to attract, retain and motivate key employees. Base salary increases and annual bonuses are based on individual and corporate performance. Among the factors on which compensation has been based is a review of compensation paid by other large, Bermuda-based insurance companies. Other primary factors influencing compensation terms have been: the need for highly qualified professionals to serve in Bermuda, specialized areas of expertise, retention of executives critical to the Company's success, high barrier to recruitment for potential competitors and experience and performance. The Compensation Committee also considered the Company's structure and methods of operation, which require a small and highly qualified and efficient executive team headquartered in one location and reinsuring risks on a worldwide basis.

    Under the Employee Incentive Plan, bonuses are based on individual and corporate performance during the prior fiscal year. Annual compensation is leveraged to provide a strong link to corporate and individual performance. Factors taken into account for corporate performance include the Company's returns on shareholders' equity compared to certain targets and to returns for certain peer companies. Factors taken into account for individual performance include underwriting performance, business production, development of the management team and/or strategic steps.

    The 1995 Employee Option Plan and the 1996 Share Incentive Plan provide for grants of Share options, restricted and performance Share awards and, potentially, other Share-related rights intended to motivate executives to build shareholder value. The number of options and restricted Shares granted to date under these plans (and awards under the Employee Incentive Plan) is based on achievement of return on equity goals and performance relative to peers.

    In fiscal year 1996, Mr. Doyle, the President and Chief Executive Officer of the Company, received a base salary of $421,867 and a cash bonus of $457,000. In determining Mr. Doyle's total compensation for the year, including the cash bonus, the Compensation Committee considered several factors including the compensation paid to chief executive officers of comparable companies, the effort, dedication and commitment applied by Mr. Doyle to successfully positioning the Company as a specialized worldwide catastrophe reinsurer and the Company's financial and operating performance. For fiscal year 1996, Mr. Doyle was awarded options to purchase 108,000 Shares, 25% of which will vest on each of October 31, 1997, October 31, 1998, October 31, 1999 and October 31, 2000. For fiscal year 1996, Mr. Doyle was also awarded 27,400 performance Shares under the 1996 Share Incentive Plan, although this award is conditioned on shareholder approval of such plan. The options granted to Mr. Doyle in November 1995, for fiscal year 1995, and reported in the Summary Compensation Table above were granted, under the 1995 Employee Option Plan, on the basis of the foregoing criteria. The Compensation Committee believes that these options and Shares are an important part of Mr. Doyle's long-term compensation in that they provide an incentive to improve shareholder value.

    The Company believes that it is not subject to U.S. taxation and therefore that the provisions of section 162(m) of the Code with respect to its compensation of the Named Executives is not relevant to the Company.

    Submitted by the members of the Compensation Committee:

                               Jerry S. Rosenbloom, Chairman

                               J. Markham Green

                               David A. Olsen

                               Michael E. Satz

                               Donald J. Zuk

                         BENEFICIAL OWNERSHIP OF SHARES

    The table below sets forth certain information as of May 27, 1997 (unless otherwise specified) with respect to the beneficial ownership of the Company's Shares by each person who is known to the Company to beneficially own more than 5% of the outstanding Shares, each person currently serving as a director, each Named Executive and all directors and executive officers as a group.

                                                                                              BENEFICIAL
                                                                                             OWNERSHIP(1)
                                                                                        ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                                                     NUMBER      PERCENT
--------------------------------------------------------------------------------------  ---------  -----------
5% BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS:
The Goldman Sachs Group, L.P. ........................................................    872,214(2)        3.5
  85 Broad Street
  New York, NY 10004
Johnson & Higgins.....................................................................    913,429(3)        3.7
  125 Broad Street
  New York, NY 10004
Steven H. Newman......................................................................     89,788(4)      *
Lawrence S. Doyle.....................................................................    111,656(5)      *
Robert L. Nason.......................................................................     44,872(6)      *
Stephen S. Outerbridge................................................................     54,872(6)      *
William G. Fanning....................................................................     29,714(7)      *
Frederick W. Deichmann................................................................     42,597(8)      *
Loay Al-Naqib.........................................................................      1,500(9)      *
J. Markham Green......................................................................      4,901(9)      *
John P. McNulty.......................................................................      4,631 10)      *
David A. Olsen........................................................................      6,500 11)      *
Jerry S. Rosenbloom...................................................................      4,500 11)      *
Joseph D. Roxe........................................................................      9,168 11)      *
Michael E. Satz.......................................................................      4,500 11)      *
John K. Witherspoon...................................................................      7,750 12)      *
Donald J. Zuk.........................................................................      5,500 13)      *
All Directors and Executive Officers as a group (15 persons)..........................    422,449        1.69

------------------------

*   Less than 1% of the outstanding Shares.

(1) In accordance with the rules of the Commission, each beneficial owner's holdings have been calculated assuming full exercise of outstanding options exercisable by such owner within 60 days after May 27, 1997, but no exercise of outstanding options held by any other person. For further information about the calculation of beneficial ownership, see the footnotes below. Note that, pursuant to the Articles, there are certain implications if the Controlled Shares (other than "Excluded Controlled Shares") of any U.S. Person (as such terms are defined in the Articles) constitute 10% or more of the total combined voting rights attaching to Shares. The figures reflected in the table do not give effect to the acceleration in connection with the Offer and the Amalgamation of Restricted Performance Awards, Restricted Dividend Shares and stock options held by executive officers and directors.

(2) Includes 270,662 Shares beneficially owned by certain investment limited partnerships, including GS Capital Partners, L.P., the general or managing general partners of which are affiliates of The Goldman Sachs Group, L.P. ("GS Group"). GS Group disclaims beneficial ownership of Shares held by such investment partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group and its affiliates. Also includes 596,921 Shares beneficially owned by Goldman, Sachs & Co., an affiliate of GS Group. In addition, includes 131 Shares and 4,500 Shares issuable upon the exercise of options which are held by Mr. McNulty, a managing director of Goldman, Sachs & Co. who holds such Shares and options for the benefit of GS Group. Does not include certain Shares held in customer accounts managed by affiliates of GS Group. These excluded Shares, together with the Shares of GS Group set forth in the table above, represent approximately 7.3% of the Shares outstanding as of May 27, 1997. GS Group disclaims beneficial ownership of Shares held in such customer accounts. GS Group shares voting and investment power over the Shares reported herein with certain of its affiliates.

(3) Consists of Shares beneficially owned by Johnson & Higgins (Bermuda) Limited, a subsidiary of Johnson & Higgins. Includes 9,000 Shares issuable upon the exercise of options (but no other Shares) beneficially owned by Messrs. Olsen and Roxe, officers of Johnson & Higgins and directors of the Company.

(4) Includes 42,288 Shares issuable upon the exercise of options; does not include 165,324 Shares held by Underwriters Reinsurance Company, a subsidiary of Allegheny Corporation.

(5) Includes 71,656 Shares issuable upon the exercise of options.

(6) Includes 34,872 Shares issuable upon the exercise of options.

(7) Includes 19,249 Shares issuable upon the exercise of options.

(8) Includes 22,397 Shares issuable upon the exercise of options. Also includes 200 Shares held by Mr. Deichmann for the benefit of his children and as to which he disclaims beneficial ownership.

(9) Includes 1,500 Shares issuable upon the exercise of options. Based upon information reported by the director on Form 4 as of February 1997.

(10) Includes 131 Shares and 4,500 Shares issuable upon the exercise of options, which are held by Mr. McNulty for the benefit of GS Group. Does not include Shares which otherwise may be deemed to be beneficially owned by GS Group. See note (2) above. Mr. McNulty, who is a managing director of Goldman, Sachs & Co., disclaims beneficial ownership of the Shares owned by GS Group and certain of its affiliates. Based upon information reported by the director on Form 4 as of February 1997.

(11) Includes 4,500 Shares issuable upon the exercise of options.

(12) Includes 4,250 Shares issuable upon the exercise of options.

(13) Includes 4,500 Shares issuable upon the exercise of options. Does not include 113,000 Shares held by Southern California Physicians Insurance Exchange.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT AND OTHERS

    Upon assuming their current positions with the Company, each of the Named Executives and Mr. Newman has given a non-recourse note to the Company, in amounts ranging from $150,000 to $950,000, to finance purchases of Shares. Pursuant to the Chairman's Incentive Agreement, Mr. Newman's loan will be forgiven upon a change in control, and pursuant to the employment agreements with the Named Executives, if such Named Executive is employed by the Company or its successor one year after such change in control, such Named Executive's loan will also be forgiven. The transactions contemplated by the Amalgamation Agreement will in each case constitute a change in control.

CERTAIN BUSINESS RELATIONSHIPS

    Goldman, Sachs & Co., an affiliate of The Goldman Sachs Group, L.P. ("GS Group"), was a founding sponsor of the Company. Together with certain affiliated investment partnerships and other affiliates, GS

Group owned 872,214 Shares as of May 27, 1997 (on the basis described above in "Beneficial Ownership of Shares"). One of the Company's directors is a limited partner of GS Group and another is a general partner of GS Group.

    Goldman, Sachs & Co. acted as financial adviser and placement agent for the Company in connection with the Company's organization and initial Share placement in 1993, for which they received fees totaling approximately $6.9 million and reimbursement of certain expenses. In addition, as partial consideration for those services, the Company granted to Goldman, Sachs & Co. and certain affiliated investment partnerships warrants to purchase 2,317,640 Shares, all of which had an exercise price of $11.00 per Share, or $25.5 million in the aggregate. These entities exercised their warrants in full immediately prior to the closing for the Company's initial public offering in December 1995 and sold a total of 1,450,151 Shares in that offering. These entities sold an additional 883,646 Shares in a public offering in July 1996. Goldman, Sachs & Co. acted as lead manager of the underwriters in both public offerings, in which the underwriters received aggregate underwriting discounts of approximately $9.1 million and $5.8 million, respectively, from the selling shareholders in such offerings. The Company has agreed to indemnify Goldman, Sachs & Co. and their affiliates against certain liabilities in connection with the organization of the Company and the public offerings.

    GSAMI, an affiliate of Goldman, Sachs & Co., performs asset management services for Global Capital Re pursuant to an investment advisory agreement. This agreement provides for an annual fee based on the value of Global Capital Re's investment portfolio and may be terminated by either party upon 30 days' notice. In addition, this agreement provides that GSAMI may effect portfolio transactions for Global Capital Re with or through GSAMI or any of its affiliates, acting as agent or as principal, and in each such case GSAMI or such affiliate may earn commissions in addition to the advisory fees under the agreement. GSAMI may also invest a portion of the portfolio in funds managed by affiliates of Goldman, Sachs & Co. Pursuant to this agreement, the Company paid advisory fees and brokerage commissions to GSAMI and its affiliates totaling $497,000, $559,000 and $674,000 during fiscal years 1994, 1995 and 1996, respectively.

    Goldman, Sachs & Co. and its affiliates have provided, and currently provide, other investment banking services to GCR from time to time for which they have received or will receive customary fees.

    Goldman, Sachs & Co. has entered into an undertaking and indemnification agreement with the Company pursuant to which it has agreed, in general, that if any Goldman Sachs Person becomes a United States 25% Shareholder (in compliance with certain provisions of the Articles), no Goldman Sachs Person would be a United States 25% Shareholder for a period of 29 consecutive days or more at any time or for a period of 29 days or more during any single calendar quarter and no Goldman Sachs Person would exceed a 29% ownership threshold at any time. (Capitalized terms used in this paragraph are defined in the Articles.)

    Goldman, Sachs & Co. has been retained by the Company as a financial adviser with respect to the Offer, the Amalgamation and matters arising in connection therewith. Pursuant to an engagement letter with Goldman, Sachs & Co., the Company has agreed to pay Goldman, Sachs & Co. for its services a fee equal to 0.70% (subject to increase if the per Share consideration increases above $27.49) of the aggregate consideration paid if a sale of the Company is accomplished. The entire fee will become payable upon the purchase of Shares pursuant to the Offer to Purchase and related Letter of Transmittal, provided that 50% or more of the Shares outstanding are so purchased. The Company has also agreed to pay Goldman, Sachs & Co. for its reasonable out-of-pocket expenses, including certain taxes and fees and disbursements of counsel, and to indemnify Goldman, Sachs & Co. against certain liabilities.

    Johnson & Higgins was a founding sponsor of the Company. Through an affiliate, Johnson & Higgins beneficially owns 913,429 Shares (on the basis described above in "Beneficial Ownership of Shares"). Two of the Company's directors are officers of Johnson & Higgins.

    Johnson & Higgins provided reinsurance advice in connection with the organization of the Company in 1993 and, in consideration therefore, the Company granted to Johnson & Higgins affiliates warrants to purchase 986,015 Shares at an exercise price of $11.00 per Share, or $10.8 million in the aggregate. These affiliates exercised these warrants in full immediately prior to the closing of the Company's initial public offering in December 1995 and sold a total of 327,659 Shares in that offering. A Johnson & Higgins affiliate also sold 739,989 Shares in the July 1996 public offering. The Company reimbursed Johnson & Higgins for certain expenses relating to the organization of the Company.

    On November 19, 1996, the Company announced the formation of a joint venture between Global Capital Re and Capital Re Corporation ("Capital Re"). The joint venture company, Capital Global Underwriters Limited, is a Bermuda-domiciled reinsurance company specializing in financial reinsurance, including financial guaranty, mortgage guaranty and finite risk reinsurance. The joint venture has $50 million of committed capital and began operations at year end 1996. The Company has committed to provide $10 million in cash and a $15 million letter of credit to the venture. The Company will hold most of the voting shares of the joint venture company. Global Capital Underwriters Limited is managed by an affiliate of Capital Re which will receive reimbursement of expenses and an annual commission based on the profit of the venture. Michael E. Satz, the Chairman, President and Chief Executive Officer of Capital Re, is a director of the Company. Pursuant to the Amalgamation Agreement, prior to the earlier of the consummation of the Amalgamation and the termination of the Amalgamation Agreement, the Company must discuss with the Parent any writing of insurance by the joint venture.

    Underwriters Reinsurance Company holds 165,324 Shares, which it purchased in the Company's initial Share placement in 1993 at the offering price of $20.00 per Share. Steven H. Newman, the Chairman of Underwriters Reinsurance Company, a subsidiary of Alleghany Corporation, is the non-executive Chairman of the Board of Directors of the Company and holds 47,500 Shares and options to purchase 70,480 additional Shares. Underwriters Reinsurance Company is engaged in the reinsurance business, including the writing of property catastrophe reinsurance.

    Donald J. Zuk, a member of the Board, is also President and Chief Executive Officer of the Southern California Physicians Insurance Exchange, which holds 113,000 Shares. Mr. Zuk holds 1,000 Shares and options to purchase 4,500 additional Shares.